Exhibit 99.3

World Color Press Inc.

(Formerly Quebecor World Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2010

Introduction

The following is a discussion of the consolidated financial condition and results of operations of World Color Press Inc. (“we”, “us”, “our”, the “Company”, the “Successor” or “Worldcolor”), the successor company of Quebecor World Inc. (“QWI” or the “Predecessor”) for the three-month periods ended March 31, 2010 and 2009, and it should be read together with the Company’s corresponding interim consolidated financial statements as well as the annual report for the year ended December 31, 2009. All references made to “Notes” in the Management’s Discussion and Analysis (“MD&A”) correspond to the Notes to the interim consolidated financial statements for the period ended March 31, 2010. The interim consolidated financial statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this MD&A. Management determines whether or not information is “material” based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

Highlights

Financial

•                  Operating revenues were $692 million, a 8% decrease compared to $752 million in the first quarter of 2009;

•                  Adjusted EBITDA increased to $79 million compared to $36 million in the first quarter of 2009, a result of the Company’s initiatives to reduce costs and improve efficiencies which offset decreases in volume; and

•                  Free cash flow of $98 million compared to $75 million in 2009.

Customers

•                  During the quarter, Worldcolor announced the renewal of multiyear agreements with Hearst Magazines to print Cosmopolitan, Country Living, Redbook and Seventeen magazines and with PC Acquisition for the continued production of the Personal Creations Catalog program.

Other

•                  On January 25, 2010, the Company and Quad/Graphics, Inc. entered into a definitive arrangement agreement pursuant to which, subject to the terms and conditions set forth therein, the Company will amalgamate with Quad/Graphics, Inc. The transaction is expected to close in the summer of 2010, subject to certain regulatory approvals and other closing conditions;

•                  On March 15, 2010, the Company announced the launch of V2 (Virtual Version), a print-to-web solution designed to seamlessly integrate print with on-line advertising, email, social and mobile marketing promotions; and

•                  On March 29, 2010, the Company and Quad/Graphics, Inc. jointly announced they have cleared antitrust regulatory requirements in the United States and Canada in relation to their proposed business combination.

Presentation of financial information

As described in Note 1, on January 21, 2008 (the “Filing Date”), QWI obtained an order from the Quebec Superior Court granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with QWI, the “Applicants”). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”).

On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization (the “Plan”) under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009 (the “Effective Date”). Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as Worldcolor on the Effective Date.

The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company elected to adopt fresh start accounting and account for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor’s new capital stock, as if such events had occurred on July 31, 2009 (the “Fresh-start Date”). The adoption of fresh start accounting may result in the financial statements of the Successor not being comparable to the Predecessor in many respects on or after July 31, 2009.

The consolidated financial statements included in this interim MD&A have been prepared in conformity with Canadian generally accepted accounting principles (“GAAP”). For a discussion of the significant differences between Canadian GAAP and U.S. GAAP, see Note 20.

In this MD&A the Company uses certain financial measures that are not calculated in accordance with Canadian GAAP or U.S. GAAP to assess its financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA, Adjusted EBIT, and free cash flow. The Company uses such non-GAAP financial measures because the Company believes that they are meaningful measures of its performance. The Company’s method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this MD&A may not be comparable to other similarly titled measures disclosed by other companies. These non-GAAP measures are intended to provide additional information on the performance of the Company and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Numerical reconciliations are provided in Figures 5 and 6.

Since the Effective Date, the Company’s reporting currency and its functional currency is the U.S. dollar.

Forward-looking statements

To the extent any statements made in this interim MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of Worldcolor’s industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as the Company’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”) and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.worldcolor.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company’s filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.

Unless mentioned otherwise, the forward-looking statements in this MD&A reflect the Company’s expectations as of May 10, 2010, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

1.                           Creditor protection, plan of reorganization and Quad/Graphics, Inc. proposed transaction

Background and Overview

On January 21, 2008, Quebecor World Inc. obtained an order from the Quebec Superior Court granting creditor protection under the Companies’ Creditors Arrangement Act for itself and for 53 U.S. subsidiaries. On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York. The proceedings under the CCAA and Chapter 11 are hereinafter collectively referred to as the “Insolvency Proceedings”. QWI’s Latin American subsidiaries were not subject to the Insolvency Proceedings. During the Insolvency Proceedings, the Applicants continued to operate under the protection of the relevant courts.

On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009. Accordingly, the Applicants emerged from bankruptcy protection and QWI was renamed and began operating as World Color Press Inc. on the Effective Date.

The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Company between its existing creditors and shareholders as of the Filing Date. As a result, the Company adopted fresh start accounting effective July 21, 2009 in accordance with section 1625 “Comprehensive Revaluation of Assets and Liabilities” of The Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”). Fresh start accounting requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s reorganization value of $1.5 billion to its assets and liabilities in a manner consistent with section 1581 “Business Combinations” of the CICA Handbook. The excess reorganization value over the fair value of tangible and identifiable intangible assets and liabilities has been recorded as a reduction to capital stock in the consolidated balance sheet. Future income taxes, at the Fresh-start Date (as defined below), have been determined in conformity with section 3465 “Income Taxes” of the CICA Handbook. In light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Company elected to adopt fresh start accounting for the effects of the Plan, including the cancellation of the old capital stock of QWI and the creation and issuance of Worldcolor’s new capital stock, as if such events had occurred on July 31, 2009. The Company evaluated the activity between July 22, 2009 and July 31, 2009 and, based upon the immateriality of such activity, concluded that the use of July 31, 2009 to reflect the fresh start accounting adjustments was appropriate for financial reporting purposes. The use of the July 31, 2009 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

Plan of Reorganization

Following implementation of the Plan, Worldcolor reorganized its capital structure and issued (or will issue) the following securities in exchange for $3.1 billion of Liabilities Subject to Compromise (“LSTC”):

•                  New unsecured notes to be issued in the estimated aggregate principal amount of $43 million;

•                  12,500,000 new convertible Class A preferred shares;

•                  73,285,000 new common shares; and

•                  10,723,019 Series I warrants and 10,723,019 Series II warrants.

In accordance with the terms of the Plan, the common shares, the preferred shares and the Series I and Series II warrants were issued in escrow as of the Effective Date pending the resolution of claims. Subsequently, a portion of the securities has been released from escrow (Note 14). These transactions are considered non-cash transactions for cash flow purposes.

In addition, cash payments of $100 million in satisfaction of certain claims were made to holders of the Predecessor’s senior secured debt, all of which were paid on the Effective Date. Also, the Company will make payments of approximately $60 million in connection with secured, administrative, priority tax and small convenience unsecured claims, of which $12 million was paid on the Effective Date and $3 million was paid prior to March 31, 2010.

Significant Ongoing Insolvency Proceedings Matters

Claims Procedure

On September 29, 2008, QWI initiated a claims procedure for the identification, resolution and barring of claims against the Applicants as authorized by the courts in the Insolvency Proceedings.

The total amount of such claims filed exceeded the amount recorded in the Predecessor consolidated financial statements as LSTC. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process.

As set out in the Canadian and U.S. Claims Procedure Orders, certain claims were excluded from the claims process (“Excluded Claims”) and do not have to be proven as part of the Insolvency Proceedings, as they are not LSTC.

Claims Assessment

As of April 16, 2010, a total of 7,639 claims, net of subsequent withdrawn and expunged claims (“Total Claims”), had been received, of which 1,151 were filed against QWI and 6,488 were filed against the U.S. Subsidiaries. The Total Claims filed, net of subsequent withdrawn and expunged claims, amounted to $7.4 billion.

The Claims Procedure Order required creditors to file a separate proof of claim against each of the Applicants against which they believed they had a claim. For a number of reasons, certain creditors have filed the same claim against two or more of these Applicants. One instance where this duplication occurs is when a creditor takes the position that multiple Applicants are jointly and severally liable for a single Applicant’s debt. Another situation that gives rise to duplication is where one or more of the Applicants has or have guaranteed another Applicant’s indebtedness. The Total Claims filed included a number of such multiple or duplicate claims and, as a result, the total value of such claims is overstated. The Company believes these multiple or duplicate claims amount to $1.8 billion.

The Total Claims filed less duplicate or multiple claims, Excluded Claims and subsequently withdrawn and expunged claims amount to approximately $3.1 billion. Of this amount, QWI recorded $2.8 billion (excluding post-filing interest) as LSTC on the Predecessor consolidated balance sheet as of July 31, 2009, which were discharged under the Plan.

		in millions

Claims filed net of withdrawn and expunged claims as at April 16, 2010		$7,356
Less:	Excluded claims	2,460
	Duplicate claims	1,753
Claims filed net of withdrawn and expunged, excluded and duplicate claims		3,143
Claims still under review		322
Foreign exchange		40
Liabilities subject to compromise (excluding post-filing interest)		$2,781

The difference between the LSTC discharged, net of the foreign exchange, and the amount of Total Claims filed less duplicate or multiple claims, Excluded Claims, and claims subsequently withdrawn and expunged amounts to $322 million and continues to be investigated. The Company believes it is unlikely that any of these excess claims, or unaccrued portion thereof, will be allowed by the relevant courts. It is not possible to estimate the quantum of the claims that will ultimately be allowed by the courts. However, we believe there will be no further material impact to the Consolidated Statement of Income (Loss) of the Successor from the settlement of unresolved general unsecured claims against the Canadian and US non-operating debtors because the holders of such claims (which represent a significant portion of the total claims) will receive under the Plan only their pro rata share of the distribution of the newly issued common shares, Class A preferred shares and Series I and Series II warrants.

Of the $2.8 billion of LSTC, certain recorded priority claims totaling $160 million are to be paid by Worldcolor in cash, of which $115 million has been paid as of March 31, 2010, leaving $45 million to be paid. This obligation is classified as “Amounts owing in satisfaction of bankruptcy claims”. Also resulting from the discharge of the $2.8 billion of LSTC, Worldcolor recorded $47 million of unsecured notes to be issued, including accrued interest of $4 million. The unsecured notes are to be issued to creditors of certain of Worldcolor’s  U.S. subsidiaries (class 3 claims) once these claims are legally resolved in the U.S. Bankruptcy Court. Each such creditor will receive unsecured notes equal to 50% of its allowed claim, provided that the maximum aggregate amount of unsecured notes is limited to $75 million. In the event that the total allowed claims of all such creditors exceed $150 million, then each such creditor will receive its pro rata amount of $75 million in aggregate total of the unsecured notes. Worldcolor estimates that the allowed amount of class 3 claims will be approximately $86 million, which would result in the issuance and distribution of approximately $43 million of unsecured notes.

It is not possible at this time to evaluate the final amount of priority claims that will be paid in cash, nor class 3 claims that will ultimately be allowed by the U.S. Bankruptcy Court. It is possible that allowed claims may be materially in excess of the amount estimated given the magnitude of the claims asserted and therefore the Amounts owing in satisfaction of bankruptcy claims could be materially higher and the unsecured notes could reach the maximum aggregate principal amount of $75 million. In light of the substantial number and amount of claims filed, particularly duplicate and multiple claims, the claims resolution process may take considerable time to complete and is continuing after the Company’s emergence from bankruptcy protection.

Legal issues related to emergence

Pursuant to the Plan, claims for the recovery of amounts paid to the holders of certain senior unsecured notes and/or other creditors prior to the Filing Date as preferential or fraudulent conveyances, whether arising under the U.S. Bankruptcy Code or similar state laws, including amounts received by the Applicants on account of such claims prior to the Effective Date (such claims and amounts being collectively referred to as the “Avoidance Actions”) were transferred to a trust (the “Litigation Trust”) created for the benefit of creditors, as specifically provided for therein. To facilitate the implementation of the Litigation Trust, the Plan requires the Company to fund a secured loan to the Litigation Trust in an amount of up to $5 million in order to pay for the costs and expenses of its administration as well as the prosecution of the Avoidance Actions, and will be funded as these costs and expenses are incurred by the Litigation Trust. The loan will be secured by a pledge in favor of the Company on the Avoidance Actions and all interests thereon and other earnings, income or other assets of the Litigation Trust. The Company funded $0.9 million of this secured loan as of March 31, 2010 ($0.7 million as of December 31, 2009). The assets and liabilities of the Litigation Trust are not recorded in the Company’s financial statements because the Company is not the primary beneficiary of the Litigation Trust.

Quad/Graphics, Inc. Proposed Transaction

On January 25, 2010, the Company and Quad/Graphics, Inc. (“Quad/Graphics”) entered into a definitive arrangement agreement pursuant to which, subject to the terms and conditions set forth therein, the Company will amalgamate with a subsidiary of Quad/Graphics as part of a statutory arrangement under Canadian law. The transaction is expected to close in the summer of 2010. Concurrent with the closing of the transaction, Quad/Graphics expects to register its Class A common stock with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended, and proceed with a listing on a leading U.S. exchange. Under the terms of the agreement, upon completion of the transaction, the Company’s shareholders will receive approximately 40% of the outstanding common stock of Quad/Graphics and shareholders of Quad/Graphics will hold approximately 60% of the outstanding common stock of Quad/Graphics. Quad/Graphics will also provide at least $93 million to fund the purchase of any Warrants not converted to Common Shares at closing, to fund redemptions of or payments due on any other equity securities not converted to Common Shares at closing and to pay any permitted dividends on the Company’s stock prior to the closing. If less than $93 million is needed to make such purchases, redemptions and payments, the remainder will be distributed to the Company’s Common Shareholders in cash. The completion of the transaction is subject to customary closing conditions, including among other things, shareholder approvals and regulatory approvals. On March 5, 2010, Quad/Graphics filed its preliminary Form S-4 registration statement with the SEC to register with the SEC the offering of its Class A common stock to be issued upon completion of the arrangement. As of March 29, 2010, the Company and Quad/Graphics had cleared antitrust regulatory requirements in the United States and Canada in relation to the transaction. On April 14, 2010, Quad/Graphics filed Amendment No. 1 and on May 5, 2010, Amendment No. 2 to its Form S-4 registration statement with the SEC.

Quad/Graphics and the Company each have agreed not to solicit any alternative acquisition proposals, but may consider superior proposals from third parties in certain circumstances, subject to the match rights of the other party. The arrangement agreement also provides for the payment of a $40 million termination fee to either party or the reimbursement for up to $20 million out-of-pocket expenses of the other party relating to the transaction if the agreement is terminated under certain circumstances.

As a result of this agreement, the Company is expected to pay, amongst other costs, retention and transaction bonuses of $10 million to certain of its employees. Also, the total stock compensation costs related to unvested awards not yet recognized ($5 million as of December 31, 2009) would be recognized as of the closing date. The Company’s existing debt outstanding is expected to be refinanced which will result in a write-off of the related deferred debt financing costs. As of March 31, 2010, the deferred debt financing costs were $60 million. As part of refinancing the Company’s existing debt outstanding, the Company would incur a 1% prepayment penalty on the term loan and revolving credit facility of approximately $8 million.

2.                           Financial review

2.1     Industry trends and outlook

Global economic conditions affect our customers’ businesses and the markets they serve. The global economic weakness has resulted in constrained advertising spending and, in certain cases, customer financial difficulties in our North American segment. This has put significant downward pressure on both volumes and, to a lesser degree, on price, across nearly all of North America’s printing and related services.

Despite an uncertain economic environment, it is expected that the recent drop in volume that mostly arose following the North American recession will stabilize in 2010. However, competition in the industry remains intense as the industry is still in the process of consolidating and is still suffering from overcapacity. Under these conditions, we are focusing on improving our product and segment mix, adding customer value through initiatives such as our new integrated multi-channel solutions, recent launch of V2 (Virtual Version) print-to-web solution and our innovative custom publishing engine, and improving productivity through continuous improvement projects and technology. We are also aggressively aligning our cost structure to mitigate the impact of the economic downturn as outlined below.

Although Latin America also has been affected by the global economic weakness mainly in its export business, with current and planned investments in new capacity, this segment’s revenues are forecast to increase in line with expected growth from an existing customer base.

During 2009 and continuing in 2010, we undertook various initiatives to adapt our cost structure to the rapidly changing economic environment including:

•                  Implemented significant profit improvement initiatives to align our costs with anticipated volume decreases. Four facilities were closed in 2009 and three others have been closed in the first quarter of 2010. The closure of four additional facilities was announced in the first quarter of 2010, three of which are expected to be completed in the second quarter and one in the first quarter of 2011. In November 2009, we combined all of the North American printing platforms into one. This new structure is designed to streamline our operations to better serve our customers and to optimize the cost structure of our North American business. As a result, corporate and plant staff levels were reduced by 14% in 2009 and were reduced a further 7% in the first quarter of 2010.

•                  Implemented a significant cost reduction plan in North America, effective April 19, 2009. This plan included a 10% wage reduction for non-unionized salaried and hourly employees (including sales commissions), a reduction of employees’ paid vacation entitlement by one week, suspension of the employer’s contribution for non-unionized U.S. employees for the 401(k) and 401(a) plans, standardization in pay for work on holidays to time-and-a-half, and changes to the Company’s severance and overtime policies. In connection with the implementation of this cost savings plan, all the collective agreements were re-opened during the second quarter of 2009 and the Company has obtained similar concessions from its unionized employees. The annual cost savings relating to these initiatives are estimated at approximately $100 million.

2.2     First quarter review

Figure 1

Selected Interim Information

($ millions)

	Successor	Predecessor
	Three months ended March 31
	2010	2009
Consolidated Results
Operating Revenues	$692	$752
Adjusted EBITDA	79	36
Adjusted EBIT	34	(14)
IAROC	45	16
Operating loss	(11)	(30)
Net loss	(29)	(126)

Figure 2

IAROC: Impairment of assets, restructuring and other charges

Adjusted EBITDA and EBIT: Defined as before IAROC

Management assesses the Company’s performance based on, among other measures, operating income, adjusted EBIT and adjusted EBITDA. Certain of these measures are not defined by Canadian GAAP. A reconciliation of non-GAAP measures to their respective closest GAAP measures, together with a discussion of their use, is provided in Figures 5 and 6. An analysis of the segment results is also presented in Section 2.3.

Operating revenues

Our operating revenues for the first quarter of 2010 were $692 million, an 8% decrease when compared to $752 million for the same period in 2009. Excluding the positive impact of currency translation (Figure 3), operating revenues were down 11% compared to the same period in 2009. The decrease in operating revenues resulted primarily from lower volumes across most of our product lines, the result of the global recession, customer losses in Marketing Services and to a lesser degree, negative price pressures. More details are provided in the “Segment results” section.

Paper sales, excluding the effect of currency translation, decreased by 16% for the first quarter of 2010, compared to the same period in 2009. The decrease in paper sales is mostly explained by lower volumes as well as a larger portion of customers supplying their own paper. The decrease in paper sales has an impact on operating revenues, but it has little impact on operating income because the cost of paper is generally passed on to the customer.

Impact of Foreign Currency and Paper Sales

($ millions)

Successor
Three months ended
March 31, 2010
Foreign currency favorable impact on operating revenues	$22
Paper sales unfavorable impact on revenues	(31)
Foreign currency unfavorable impact on operating income	(2)

Figure 3

Operating income and adjusted EBIT

In the first quarter of 2010, excluding depreciation and amortization of $41 million in 2010 and $43 million in 2009, cost of sales decreased by 16% to $544 million, compared to $650 million in 2009. Cost of sales were favorably impacted by the significant cost reduction plan implemented in North America in April 2009, restructuring initiatives, an increase in scrap paper revenues driven by a significant improvement in market prices as well as lower utility expenses. The decrease in cost of sales more than offset lower revenues and resulted in improved adjusted EBIT for the first quarter of 2010 to $34 million compared to $(14) million for the first quarter of 2009. Excluding depreciation and amortization, the gross profit margin in the first quarter of 2010 was 21.4% compared to 13.6% in the same period in 2009.

Selling, general and administrative expenses for the first quarter of 2010 were $73 million, unchanged compared to the same period in 2009. Excluding depreciation and amortization expense of $3 million for the first quarter of 2010 and $2 million for the same period in 2009 and excluding the unfavorable impact of currency translation of $2 million, selling, general and administrative expenses decreased by 4%, compared to the same period in 2009.

The total depreciation and amortization expense included in cost of sales and selling, general and administrative expenses above was $44 million for the first quarter of 2010, compared to $45 million for the first quarter of 2009. Excluding the unfavorable impact of currency translation of $2 million, depreciation and amortization decreased by 7% compared to the same period last year. Lower depreciation and amortization resulted primarily from fresh-start adjustments, which resulted in higher weighted average remaining useful lives of the revalued property, plant and equipment. This was partially offset by the amortization of customer relationships and contracts amounting to $11 million, a result of recording this finite-life intangible asset as part of the fresh-start adjustments.

Operating loss for the quarter ended March 31, 2010 was $11 million, compared to an operating loss of $30 million for the quarter ended March 31, 2009. This improvement is the result of an adjusted EBIT increase of $48 million, which was partly offset by higher IAROC discussed below.

Other items

During the first quarter of 2010, we recorded IAROC of $45 million, compared to $16 million for the same period in 2009. The charge for the quarter was mainly related to the recently announced plant closures as well as post-emergence reorganization items and fees for the Quad/Graphics proposed transaction. These measures are described below under “Impairment of assets, restructuring and other charges”.

Financial expenses were $2 million in the first quarter of 2010, compared to $88 million for the same period in 2009. The decrease is mainly due to the extinguishment of pre-petition debt upon emergence from bankruptcy protection and net unrealized gains on derivatives, mainly the Credit Facility call option. In the first quarter of 2009, there was also a net loss on foreign exchange primarily as a result of unfavorable movement in the Canadian dollar.

Income tax expense was $7 million in the first quarter of 2010, compared to a recovery of $10 million for the same period in 2009. Income tax expense before IAROC was $16 million in the first quarter of 2010 compared to a recovery of $5 million for the same period last year. In 2010, the income tax expense was negatively impacted by the non-deductibility of effective interest on preferred shares classified as liability as well as an increase in valuation allowance, mainly related to tax benefits whose realization is not foreseen in Canada.

Net loss

For the first quarter ended March 31, 2010, we reported a net loss of $29 million compared to a net loss of $126 million for the same period in 2009. These results incorporated IAROC, net of income taxes, of $36 million compared with $11 million for the same period in 2009 and reorganization items, net of taxes, of nil compared to $15 million for the same period in 2009.

2.3     Segment results

The following is a review of activities by segment. The reporting structure includes two segments: North America and Latin America.

Segment Results of Operations ($ millions) (1)

Selected Performance Indicators

					Inter-Segment
	North America		Latin America		and Others		Total
	2010	2009	2010	2009	2010	2009	2010	2009
Three months ended March 31
Operating revenues	$637	$698	$55	$56	$—	$(2)	$692	$752
Adjusted EBITDA	82	33	4	6	(7)	(3)	79	36
Adjusted EBIT	40	(13)	1	3	(7)	(4)	34	(14)
IAROC	42	16	—	—	3	—	45	16
Operating income (loss)	(2)	(29)	1	3	(10)	(4)	(11)	(30)

Adjusted EBITDA margin (%)	12.9	4.7	7.3	10.7			11.4	4.8
Adjusted EBIT margin (%)	6.3	(1.9)	1.8	5.4			4.9	(1.9)
Operating margin (%)	(0.3)	(4.2)	1.8	5.4			(1.6)	(4.0)

Capital expenditures	$13	19	$5	2	$—	—	$18	$21
Change in non-cash balances related to operations, cash flow (outflow)	95	158	6	(5)	(15)	13	86	166

Figure 4

IAROC: Impairment of assets, restructuring and other charges
Adjusted EBITDA and EBIT: Defined as before IAROC

(1)	The 2010 column includes the Successor’s results.
The 2009 column includes the Predecessor’s results.

North America

North American operating revenues for the first quarter of 2010 were $637 million, down 9% from $698 million in 2009. Excluding the impact of currency translation, operating revenues decreased by 11% in the first quarter of 2010, compared to the same period in 2009. Operating revenues in the North American segment continued to be principally impacted by volume declines and, to a lesser extent, negative price pressures. Volume in North America decreased during the first quarter as a result of the North American recession and the resultant negative impact on the markets we serve, as well as the loss of customers in Marketing Services.

Adjusted EBITDA in North America increased to $82 million in the first quarter of 2010 compared to $33 million for the same period in 2009. The adjusted EBITDA margin increased in the first quarter of 2010 to 12.9% compared to 4.7% for the same period in 2009. Restructuring initiatives, reductions in salaries and benefits (more details are provided in the “Industry trends and outlook” section), better scrap paper revenues, lower utility costs and efficiencies realized through productivity gains more than offset the impact of the decrease in volume.

Year-over-year, the North American workforce was reduced by 2,566 employees, down 15%, of which 1,094 positions were eliminated in the first quarter of 2010, mainly due to various restructuring initiatives, including the closure of the Bromont, QC, Carroll, IA, and West Bridgewater, MA facilities in the first quarter of 2010, the closure of the Dallas, TX and Olive Branch, MS facilities which were completed in December 2009, the closure of the Covington, TN facility which was completed in July 2009 and the closure of the Memphis, TN facility in the second quarter of 2009. We also reduced our workforce in most of our other facilities, including our corporate offices, in order to better align our costs with current market conditions.

Latin America

Latin America’s operating revenues for the first quarter of 2010 were $55 million, down 2% from $56 million for the same period in 2009. Excluding the impact of foreign currency, operating revenues for the first quarter of 2010 were down 13% compared to the same period in 2009. Volume in Latin America decreased as a result of the economic slowdown, largely due to the decrease in exports to North America, partially offset by better product mix during the first quarter. Adjusted EBITDA for the first quarter of 2010 was down 33% compared to the same period in 2009. The decrease in adjusted EBITDA is mostly explained by the volume declines. Overall, recent and upcoming investments in new capacity are expected to improve the product mix of the region and accommodate growth projected from the existing customer base.

2.4     Impairment of assets, restructuring and other charges

Impairment of assets

During the first quarter of 2010, the Company recorded impairment charges in North America totaling $2 million on land and building and machinery and equipment of facilities whose closure was announced.

Restructuring initiatives

We have undertaken various restructuring initiatives in order to ensure that our facilities are operating at optimal pressroom efficiencies and generating higher returns. Restructuring costs relate largely to plant closures and workforce reductions that occurred in current and prior years. A description of these initiatives is provided in Note 4.

The 2010 restructuring initiatives affected a total of 1,700 employees, of which 401 positions were eliminated as of March 31, 2010 and a further 1,299 are expected in the future. However, we estimate that 237 new jobs will be created in other facilities with respect to the 2010 initiatives. During 2010, the execution of prior years’ initiatives resulted in the elimination of 339 positions with 62 positions still to come.

As at March 31, 2010, the balance of the restructuring reserve was $33 million, most of which is expected to be disbursed in 2010. Finally, the Company expects to record a charge of $24 million in upcoming quarters for restructuring initiatives that have been announced in the first quarter of 2010.

The change in use of assets related to restructuring initiatives triggered a review of their estimated remaining economic lives. As a result, the Company began accelerating depreciation on certain assets, mainly machinery and equipment ($4 million in 2010 and $1 million in 2009).

Reorganization-related items

The company recorded charges for reorganization related items that occurred subsequent to its emergence from bankruptcy protection of $5 million as well as costs related to the Quad/Graphics proposed transaction of $5 million, comprised primarily of professional fees.

Reconciliation of non-GAAP measures

($ millions)

	Successor	Predecessor
	Three months ended March 31,
	2010	2009
Operating income (loss) - adjusted

Operating loss	$(11)	$(30)
Impairment of assets, restructuring and other charges (“IAROC”)	45	16

Adjusted EBIT(1)	$34	$(14)

Operating loss	$(11)	$(30)
Depreciation of property, plant and equipment(2)	33	45
Accelerated depreciation related to restructured facilities(2)	4	1
Amortization of other assets(2)	1	5
Amortization of customer relationships(2)	11	—

Operating income before depreciation and amortization (“EBITDA”)	$38	$21

IAROC, excluding accelerated depreciation related to restructured facilities	41	15

Adjusted EBITDA(1)	$79	$36

Figure 5

(1)          Adjusted EBIT and Adjusted EBITDA are the measures the Company has historically used to assess segment profitability.  Adjusted EBITDA excludes the following items: IAROC, financial expenses, effective interest on preferred shares classified as liability, dividends, depreciation, amortization, reorganization expenses and income taxes, that are not under the control of the business segments and that are not considered in the measurement of their profitability.  These items are typically managed by Worldcolor’s corporate head office which focuses on strategy development and oversees governance, policy, compliance, human resources, legal, tax and other financial matters.  These measures do not have any standardized meanings provided by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)          As reported in the consolidated statements of cash flows.

Reconciliation of non-GAAP measures

($ millions)

	Successor	Predecessor
	Three months ended March 31,
	2010	2009
Free cash flow (1)
Cash provided by operating activities	$115	$95
Additions to property, plant and equipment	(18)	(21)
Net proceeds from disposal of assets	1	1
Free cash flow	$98	$75

Figure 6

(1)          We present free cash flow as additional information as we believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated which is available for debt repayment and investment in strategic opportunities. Free cash flow is not a calculation based on or derived from Canadian or U.S. GAAP and should not be considered as an alternative to the consolidated statement of cash flows and is unlikely to be comparable to similar measures presented by other companies.

3.                           Financial position

3.1     Consolidated balance sheet

Changes in the consolidated balance sheets for the quarter ended March 31, 2010 compared to December 31, 2009 are as follows:

	Successor
($ millions)	March 31, 2010	December 31, 2009	Change

Assets

Current assets	791	841	(50)
Property, plant and equipment	1,092	1,113	(21)
Intangible assets	362	372	(10)
Other long-term assets	174	156	18

Total assets	$2,419	$2,482	$(63)

Liabilities and Shareholders’ equity

Current liabilities	436	482	(46)
Long-term debt	441	440	1
Unsecured notes to be issued	47	46	1
Other liabilities	513	515	(2)
Future income taxes	194	192	2
Preferred shares	107	98	9
Shareholders’ equity	681	709	(28)

Total liabilities and shareholders’ equity	$2,419	$2,482	$(63)

(a)  Current assets:

The decrease is mainly explained by a $112 million decrease in accounts receivable, which is due to the seasonal impact of lower operating revenues during the first half of the fiscal year, and lower prepaid expenses and deposits of $12 million, partially offset by a $83 million increase in cash and cash equivalents.

(b)   Property, plant and equipment:

The decrease was mainly from the depreciation expense of $37 million, partially offset by capital expenditures of $18 million.

(c)   Intangible assets:

The decrease is mainly explained by the amortization of customer relationships of $11 million.

(d)   Current liabilities:

The decrease is mainly explained by a $26 million decrease in trade payables which is in line with the first quarter decline in operating expenses, combined with a $21 million decrease in accrued liabilities largely due to a decline in payroll, benefits and bonuses accrual of $14 million based on timing of payments.

(e)   Shareholders’ equity:

The decrease is explained by the net loss in the first quarter of 2010 of $29 million.

3.2     Free cash flow

	Successor	Predecessor
Free cash flow	Three months ended March 31,
($ millions)	2010	2009
	$98	$75

Free cash flow is a non-GAAP measure (see Figure 6 for a reconciliation of free cash flow to cash flow from operating activities which is the closest GAAP measure). Free cash flow as reported by Worldcolor may not be comparable in all instances to free cash flow as reported by other companies.

The improvement in free cash flow is mainly due to the increase in cash provided by operating activities largely a result of higher adjusted EBITDA and lower reorganization items, partially offset by additional restructuring charges and less significant changes in working capital. Additions to property, plant and equipment for the first quarter of 2010 were also $3 million lower compared to the first quarter of 2009.

3.3     Credit ratings

Pursuant to our exit financing, we have obtained the following credit ratings as of May 5, 2010:

Rating Agency
	Moody’s	S&P
Corporate	B2	B+

4.                           Liquidity and capital resources

4.1     Credit facility

On July 21, 2009, the Company obtained exit financing comprised of (a) a senior secured asset-based revolving credit facility, with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit, for an aggregate maximum commitment by the lenders of $350 million (the “Revolving Credit Facility”) bearing interest at variable rates based on Libor or Eurodollar rate, Canadian Banker’s Acceptance rate or Canadian prime rate, plus applicable margins, which will total a minimum of 7.5% and (b) a $450 million senior secured term loan (the “Term Loan”), bearing interest at variable rates based on Libor, or Eurodollar rate, plus applicable margins, which will total a minimum of 9.0%, and which was fully drawn immediately following the Company’s emergence from the Insolvency Proceedings. Together, the Revolving Credit Facility and the Term Loan are referred to as the “Credit Facility”. Amounts borrowed under the Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving Credit Facility, the availability of funds is determined by a borrowing base calculated on percentages of eligible receivables and inventory. The unused portion of the Revolving Credit Facility is subject to a commitment fee of between 0.75% and 1.00% per annum. The Credit Facility is secured by a perfected first-priority security interest and hypothec over substantially all present and after-acquired consolidated assets of the Successor. As of May 4, 2010, the Company had drawn an aggregate amount of $448 million under the Credit Facility.

Worldcolor and certain of its subsidiaries have granted irrevocable standby letters of credit to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of May 4, 2010, the letters of credit issued under the Revolving Credit Facility amounted to $50 million, maturing at various dates through 2010 and after. These letters of credit reduce the availability under the Revolving Credit Facility. The Credit Facility matures on the earliest to occur of (a) July 21, 2012 and (b) the acceleration of the Term Loan payments, and a termination of the commitments, upon the occurrence of required prepayments resulting from, among other things, excess cash flow, the net proceeds of certain asset sales, issuance of certain debt, certain extraordinary receipts and change of control. The Term Loan also has mandatory repayment requirements of $3 million in the first year after the issuance date and $33 million in each of the second and third years after the issuance date. The Company believes it will have adequate capacity to meet all mandatory repayment requirements as they become due.

The Credit Facility provides for various restrictions on, among other things, the ability of Worldcolor and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs), make capital expenditures and pension contributions, as well as for limitations on dividend payments, repurchases of equity interests and cash interest payments on the unsecured notes to be issued. The Company does not believe these restrictions will impede its ability to conduct its operations. However, if for any reason additional flexibility were required, it would have to secure the consent of a majority of the Credit Facility lenders. The Company has an option to prepay in whole or ratably in part the Term Loan during the first two years after issuance for a premium of 1% of the nominal value of the prepaid amount is required.

The Credit Facility agreements also contain certain restrictive financial covenants, including requirements to maintain a maximum level of consolidated leverage and minimum consolidated cash fixed charge coverage, as defined in the agreements, as well as minimum liquidity. In addition, under the terms of the Credit Facility, Worldcolor is required to comply with various other terms and conditions such as maintaining guarantee coverage of substantially all of its consolidated assets and consolidated earnings before interest, income taxes, depreciation, amortization and restructuring (EBITDAR). At March 31, 2010, the Company was in compliance with these financial covenants. Certain terms and conditions must be adhered to by the earlier of (i) September 30, 2010 and (ii) the closing of the proposed transaction with Quad/Graphics, related to cash management services. The Company expects to meet these conditions by that date.

The ability of the Company to meet these financial covenants and ratios may be affected by events beyond its control. If the Company defaults under any of these requirements, the lenders could declare all outstanding borrowings, accrued interest and fees to be due and payable. If that were to occur, there can be no assurance that the Company would have sufficient liquidity to repay or be able to refinance this indebtedness or any of its other debt.

The Company’s primary sources of liquidity are funds generated from operations, and as required, draws under credit facilities. At May 4, 2010, the Company’s usage of its $350 million Revolving Credit Facility was due to the issuance of $50 million in letters of credit and no cash borrowings. The Company monitors and manages liquidity by preparing and updating annual budgets as well as maintaining compliance with terms of financing agreements.

Management believes that liquidity and capital resources are sufficient to fund ongoing operations.

4.2     Cash flow

The following describes our cash flow for the quarters ended March 31, 2010 and 2009.

Operating activities

	Successor	Predecessor
Cash provided by operating activities	Three months ended March 31,
($ millions)	2010	2009
	$115	$95

The improvement in cash provided by operating activities is largely a result of higher adjusted EBITDA and lower reorganization items, partially offset by additional restructuring charges and less significant changes in working capital due to the North American recession that reduced working capital requirements substantially in the first quarter of 2009.

Financing activities

	Successor	Predecessor
Cash provided by (used in) financing activities	Three months ended March 31,
($ millions)	2010	2009
	$(10)	$7

In the first quarter of 2010, the Company declared and paid $5 million in dividends on the Class A Preferred Shares for the period from July 21, 2009 to November 14, 2009 and repaid $7 million of long-term debt.

In the first quarter of 2009, the Company borrowed $10 million under the revolving DIP facility and repaid $4 million of the long-term debt. Also, the Company entered into a 5-year lease agreement of $7 million for the purchase of new equipment for its Latin American operations, which is a non-cash transaction for cash flow purposes.

Investing activities

	Successor	Predecessor
Cash used in investing activities	Three months ended March 31,
($ millions)	2010	2009
	$(22)	$(15)

Additions to property, plant and equipment

In the first quarter of 2010, the Company invested $18 million in capital projects, compared to $21 million during the same period in 2009. Of that amount, approximately 70% was for organic growth, defined as expenditures for new capacity requirements and productivity improvement. The remaining portion was spent to sustain our existing structure. In 2009, the organic growth spending amounted to approximately 78%.

Restricted cash

As at March 31, 2010, the Company’s wholly-owned captive insurance company had pledged $48 million ($51 million as at December 31, 2009) of cash collateral for standby letters of credit issued and in trust in favor of a third party insurer for future estimated claims relating to U.S. Workers’ Compensation. The standby letters of credit and corresponding pledge agreements are renewable annually. The cash pledged against the letters of credit is intended for future use and is presented as restricted cash under long-term assets in the Company’s consolidated balance sheet.

During the first quarter of 2010, the Successor provided $8 million in cash collateral with the lenders of its Revolving Credit Facility to maintain dominion over its Canadian bank accounts.

Proceeds from disposal of assets

Proceeds on disposal of assets amounted to $1 million for each of the first quarter of 2010 and 2009. The 2010 proceeds came mainly from the disposal of machinery and equipment in North America. The 2009 proceeds are mainly from the disposal of a property in North America.

5.                           Critical accounting estimates, changes in accounting standards and adoption of new accounting policies

5.1     Critical accounting estimates

The rules of Canadian securities regulatory authorities define critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a Company’s financial condition or results of operations. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Critical accounting estimates made by the Company are described in Section 5.1 of the Company’s 2009 Management’s discussion and analysis. Actual results could differ from those estimates.

In March of 2010, the U.S. President signed into law comprehensive health care reform legislation under the Patient Protection and Affordable Care Act (HR 3590) and the Health Care Education and Affordability Reconciliation Act (HR 4872) (the “Acts”). The Acts contain provisions which could impact the Company’s accounting for retiree medical benefits in future periods. Based on the analysis to date of the provisions in the Acts, the Company does not consider these changes will have a material effect on the re-measurement of the retiree plan liabilities. The Company will continue to assess the accounting implications of the Acts as related regulations and interpretations of the Acts become available.

5.2     Changes in accounting standards and adoption of new accounting policies

Future changes in accounting standards

Adoption of US GAAP

Effective January 1, 2011, the Company expects to adopt US GAAP as its primary reporting standard for presentation of its consolidated financial statements. Historical consolidated financial statements will be restated in accordance with US GAAP. Note 20 — Significant Differences between Generally Accepted Accounting Principles in Canada and the United States provides an explanation and reconciliation of significant differences between US and Canadian GAAP.

The Company intends to adopt US GAAP to enhance its communication with its shareholders and improve comparability of financial information with its competitors and peer group.

6.                           Off-balance sheet arrangements, derivative financial instruments and other disclosures

6.1     Risk arising from financial instruments

We use derivative financial instruments to manage our exposure to fluctuations in commodity prices and foreign exchange rates. We do not hold or use any derivative instruments for speculative purposes and we adhere to a financial risk management policy.

Foreign exchange risk

The Company has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, debt and other assets and liabilities. A change in the currency exchange rate between the Canadian and the U.S. dollar could have a material effect on its consolidated results of operations, financial position or cash flow.

The Company is exposed to foreign exchange risk primarily as a result of sales revenues and expenses denominated in U.S. dollars in its Canadian operations and revenues and expenses denominated in CA dollars in the U.S. functional currency operations of the Company.

The Company periodically enters into foreign exchange forward contracts to manage its exposure to changes in the currency exchange rate between the local currency and the U.S. dollar on the settlement of foreign denominated sales and related receivables. Contracts outstanding at March 31, 2010 covered a notional quantity of $10 million in Canada and expire between April and December 2010.

At March 31,2010,  the net monetary items denominated in foreign currencies are not significant.

Commodity risk

The Company is exposed to a financial risk related to fluctuations in natural gas prices. The Company manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Company is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts. Contracts outstanding at March 31, 2010 covered a notional quantity of 227,000 gigajoules in Canada and 2,848,000 MMBTU in the United States and expire between April 2010 and March 2012.

The Company is also exposed to a financial risk related to fluctuations in paper and ink prices. To reduce this risk, the contracts with its largest customers generally include price adjustment clauses based on the costs of paper and ink.

Interest rate risk

The Company is exposed to interest rate fluctuations as a result of its long-term debt. The floating rate portion of its long-term debt represents approximately 87% of the total. However, the interest rate on this debt is subject to a LIBOR floor of 3% and will not begin to fluctuate until LIBOR exceeds that percentage. As at March 31, 2010, LIBOR was significantly lower than the floor of 3%.

Fair value of financial instruments

The carrying values of cash and cash equivalents, accounts receivable, deposits, bank indebtedness, trade payables and accrued liabilities, and amounts owing in satisfaction of bankruptcy claims, approximate their fair values because of the short-term nature of these items. The carrying value of restricted cash also approximates its fair value.

The following table summarizes the book value and fair value at March 31, 2010 and December 31, 2009 of those financial instruments having a fair value different from their book value. The fair values of the financial assets and liabilities are estimated based on discounted cash flows using period-end market yields of similar instruments having the same maturity, adjusted to take into account specific characteristics of the instrument.

		Successor
		March 31, 2010		December 31, 2009
	Note	Book Value	Fair Value	Book Value	Fair Value
Financial liabilities:
Long-term debt (1)	12	$458	$544	$460	$507
Class A Convertible Preferred Shares (2)	14	107	135	103	113

(1) Includes current portion.

(2) For 2009, includes current portion of $5 million recorded in accrued liabilities.

The carrying amounts of derivative financial instruments are equal to their fair value. The following table summarizes financial assets and liabilities fair valued on a recurring basis:

Successor
March 31, 2010
Cash and cash equivalents	$119
Restricted cash	68
Credit Facility call option (1)	21
Derivative financial instruments (2)	(3)

(1) The Company has an option to prepay in whole or ratably in part the Term Loan during the first two years after issuance for a premium of 1% of the nominal value of the prepaid amount. The prepayment or call option is an embedded derivative since it is not closely related to the host contract. The fair value of the Credit facility call option was estimated using a Black-Karasinski model as of March 31, 2010. The Black-Karasinski model utilizes estimates for the expected life of the term loan, the Company’s credit spread and credit spread volatility.

(2) The derivative financial instruments include foreign exchange forward contracts and commodity swap agreements. The fair value of these instruments is determined using present value techniques, based on forward prices and contract prices.

Off-balance sheet arrangements

Other than lease commitments (see section 6.2), the Company has no significant off-balance sheet arrangements.

6.2     Contractual obligations

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or the risk that these financial obligations will be met at excessive cost. As discussed in Note 1 of the 2009 annual consolidated financial statements, the Company secured on July 21, 2009 an $800 million exit financing facility. Management believes that with the availability of the Credit Facility, the Company will be able to meet its financial obligations for the foreseeable future. The credit facility agreement contains certain restrictive financial and other covenants (See section 4.1).

The following table sets forth the Company’s contractual cash obligations for the items described therein as at March 31, 2010.

Financial Cash Obligations

($ millions)

	Remainder of					2015 and
	2010	2011	2012	2013	2014	thereafter	Total

Credit Facility (1)	2	41	406	—	—	—	449
Unsecured notes to be issued	—	—	—	47	—	—	47
Other long term debt	1	1	1	1	—	—	4
Capital leases	10	15	14	13	13	1	66
Interest payments on Credit Facility (2)	30	39	23	—	—	—	92
Interest payments on other long-term debt and capital leases (2)	5	6	4	1	—	—	16
Operating leases	37	37	34	29	23	80	240
Capital asset purchase commitments	20	4	—	—	—	—	24
Preferred shares(3)	—	—	—	—	—	—	—
Total contractual cash obligations	105	143	482	91	36	81	938

Figure 7

(1)	Assumes mandatory repayments and no exercise of the prepayment option by the Company and no repayment under the mandatory excess cash flow repayment clause.

(2)

Interest payments were calculated assuming the debt is repaid according to its contractual term, assuming no repayment under the mandatory excess cash flow repayment clause, and using the outstanding balance as at March 31, 2010.

(3)	Assumes no exercise of the prepayment option by the Company. In the event the holders exercise their conversion option, there would be no cash outflows for the portion converted.

The table above does not include any amounts for expected pension contribution in the future or payments for tax uncertainties recorded in accordance with accounting guidance on uncertainties in income taxes.

During the first quarter of 2010, contributions to Company’s pension plans totaled $6 million ($5 million in 2009), which were in accordance with the minimum required contributions as determined by the Company’s actuaries.

Upon emergence from bankruptcy under the Plan, the discharge of LSTC gave rise to cancellation of debt (“COD”) income for income tax purposes and is projected to reduce certain of the Company’s tax attributes, such as net operating loss (“NOL”) and NOL carry forwards as well as capital loss carry forwards and the tax bases of the Company’s depreciable and non-depreciable assets, which will substantially increase the Company’s income tax obligations in 2010 and future years.

The Company believes that its liquidity, capital resources and cash flows from operations are sufficient to fund planned capital expenditures, working capital requirements, pension contributions, interest, principal payment obligations and income taxes for the foreseeable future.

6.3     Share capitalization

The table below discloses our outstanding share data as at May 5, 2010:

Outstanding Share Data

($ in millions and shares in thousands)

	Issued and	May 5, 2010
	outstanding	Book value
Common Shares	73,285	$534
Preferred Shares, Class A	12,500	109
Warrants, Series I	10,723	57
Warrants, Series II	10,723	37

Figure 8

6.4     Related party transactions

There were no related party transactions for the three-months period ended March 31, 2010 and 2009.

7.                           Quarterly trends

Selected Quarterly Financial Data (Continuing Operations)

($ millions)

	Successor		Combined	Predecessor
	2010	2009				2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Consolidated Results
Operating revenues	$692	$848	$770	$702	$752	$1,033	$994	$976
Adjusted EBITDA	79	132	103	58	36	118	94	93
Adjusted EBIT	34	85	53	5	(14)	56	35	29
IAROC	45	32	13	4	16	194	8	12
Goodwill impairment charge	—	—	—	—	—	341	—	—
Operating income (loss)	(11)	53	39	2	(30)	(479)	27	17
Operating margin	(1.6)%	6.3%	5.1%	0.3%	(4.0)%	(46.4)%	2.7%	1.7%
Adjusted EBITDA margin	11.4%	15.6%	13.4%	8.3%	4.8%	11.4%	9.5%	9.5%
Adjusted EBIT margin	4.9%	10.0%	6.9%	0.7%	(1.9)%	5.4%	3.5%	3.0%
Net income (loss) from continuing operations	$(29)	$18	$13	$(59)	$(126)	$(654)	$(64)	$(78)
Net income (loss)	(29)	18	13	(59)	(126)	(654)	(64)	(751)

Per Share Data
Earnings (loss) per share
Basic and diluted	(0.40)	0.25	**	(0.31)	(0.64)	(3.26)	(0.35)	(4.05)

Figure 9

IAROC: Impairment of assets, restructuring and other charges

Adjusted EBITDA and EBIT: Defined as before IAROC and goodwill impairment charge

** :    For the Successor’s two-month period ended September 30, 2009, the basic and diluted earnings per share were $0.04 and $0.03, respectively.

For the Predecessor’s one-month period ended July 31, 2009, the basic and diluted earnings per share were $0.05.

Adjusted EBITDA trend

Adjusted EBITDA for the first quarter of 2010 was higher than for the same period in 2009 mainly due to the cost reduction plan, continuous improvement projects and technology, restructuring initiatives, better scrap paper revenues and lower utility rates that offset the volume decline.

Over the last eight quarters, we continued to face challenging market conditions, resulting in significant decreased volume in most of our markets and, to a lesser extent, price erosion. The cost reduction plan, continuous improvement projects as well as technology and restructuring initiatives, largely in North America and the corporate office, were designed to help reverse this negative trend (see “Industry trends and outlook” section for more details). The various measures implemented by the Company have generated positive results as indicated by the year-over-year improvement in adjusted EBITDA and adjusted EBITDA margin in each of the last three quarters.

Seasonal impact

Operating revenues generated by Worldcolor are seasonal with, historically, a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the operating revenue trend (Figure 9).

IAROC impact

Significant IAROC have resulted from our focus on profit improvement that have involved reductions in workforce, closure or downsizing of facilities, decommissioning of under performing assets, lowering of overhead expenses, consolidating corporate functions, rationalization of management structure and integration of business units with common activities to facilitate synergies. This determined focus on profit improvement has reduced our long-term cost structure and has improved efficiencies across our North American platform.

8.                       Controls and procedures

This section should be read in conjunction with the Company’s annual report for the year ended December 31, 2009 containing Management’s Report on Internal Control over Financial Reporting.

8.1     Evaluation of disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that the information required to be disclosed in reports filed or submitted under the Canadian and U.S. securities rules and forms, is (1) recorded, processed, summarized and reported within the time periods specified in the Canadian and U.S. securities laws and (2) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Members of management, at the direction (and with the participation) of the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 adopted by the Canadian Securities Administrators), as of March 31, 2010. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that disclosure controls and procedures were effective as of March 31, 2010.

8.2     Material changes in internal control over financial reporting

During the quarter ended March 31, 2010, no changes occurred in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9.                      Additional information and where to find it

This MD&A refers to a proposed business combination transaction between Quad/Graphics and Worldcolor. On March 5, 2010, Quad/Graphics filed with the SEC a registration statement on Form S-4, which included a preliminary proxy circular/prospectus. This MD&A is not a substitute for the preliminary proxy circular/prospectus that Quad/Graphics has filed with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE PROXY CIRCULAR/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin 53089-2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

Additional information relating to Worldcolor is available on the Company’s website at www.worldcolor.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada
May 10, 2010